Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ American Stock Exchange Ticker Symbol: AZK U.S. Registration: (File #001-31893) Email: info@aurizon.com Web Site: www.aurizon.com

SECOND QUARTER REPORT
JUNE 30, 2008

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the second quarter of 2008, which have been prepared on the basis of available information up to August 5, 2008.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The second quarter was highlighted by the following activities:

•

Cash flow from operating activities increased to $19 million compared to $4.7 million in the second quarter of 2007.

•

Net earnings of $5.6 million, or $0.04 per share, and adjusted net earnings of $1.1 million, or $0.01 per share.

•

Gold production of 36,871 ounces compared to 42,144 ounces in the second quarter 2007.

•

Mining costs of $105 per tonne, similar to the costs in the second quarter of 2007 of $106 per tonne, and lower than the costs in the first quarter of 2008 of $110 per tonne.

•

Achieved operating performance benchmarks required by the project debt lenders.

•

Pre-feasibility study commissioned at Joanna.

At June 30, 2008, Aurizon had cash balances of $55.6 million, of which $35.9 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt facility.  Due to the achievement of the performance benchmarks, the restricted cash balances, net of six months principal and interest payments, will be released to the Company following the next principal repayment date on September 30, 2008.  Long-term debt at June 30, 2008 was $21.9 million, down 51% from $44.9 million at December 31, 2007.

FINANCIAL RESULTS

Second Quarter 2008

Net earnings of $5.6 million, or $0.04 per share, were achieved in the second quarter of 2008 compared to net earnings of $7.0 million, or $0.05 per share, in the same period of 2007.  Operating results were impacted by a $3.2 million recovery of corporate takeover defense costs and non-cash derivative gains of $1.3 million, on an after tax basis.  After adjusting for these items, net earnings for the quarter were $1.1 million, or $0.01 per share, compared to adjusted net earnings in the same quarter of 2007 of $0.3 million or $0.00 per share.

During the second quarter of 2007, Casa Berardi commenced commercial production on May 1st and, accordingly, the comparative results on the statement of earnings reflect two months of operating results from Casa Berardi.

Revenue from Casa Berardi operations totalled $36.3 million in the second quarter of 2008 from the sale of 41,217 ounces of gold, compared to revenues of $18.6 million from gold sales of 26,000 ounces in the same quarter of 2007.  The average realized gold price was US$869 per ounce and the average Cdn/US exchange rate was 1.01.  Included in the average realized gold price are 18,717 ounces of gold sold at an average price of US$839 per ounce from the exercise of call options.  In the second quarter of 2007, the average realized gold price was US$666 per ounce and the average Cdn/US exchange rate was 1.08.  Actual gold production in the quarter was 36,871 ounces, lower than the 42,144 ounces produced in the same period of 2007 due to mine sequencing of lower grade stopes.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2008

Operating costs in the second quarter of 2008 totalled $18.1 million, while depletion, depreciation and accretion (“DD&A”) totalled $8.7 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$436 and DD&A amortization was US$210, for a total production cost of US$646 per ounce.

At the end of the second quarter of 2008, slightly lower gold prices, a stronger Canadian dollar and the expiry of gold options have resulted in a non-cash gain of $1.7 million due to a decrease in the net unrealized derivative liabilities from $24.7 million at the end of March 2008 to $23.0 million at June 30, 2008.  In the same quarter of 2007, the non-cash derivative gain was $8.7 million.  The non-hedged derivative instruments comprise gold and foreign currency price protection contracts required for the $75 million loan facility used to finance the construction and start-up of the Casa Berardi Mine.  There are no margin requirements with respect to these derivative positions.

Lower stock based compensation costs in the second quarter of 2008 have mitigated increases in other administrative and general costs resulting in total costs of $3.3 million, matching the same period of 2007.  Stock based compensation charges totaled $1.5 million compared to $2.0 million in the same period of 2007.

Exploration expenditures of $2.9 million incurred at Joanna and Kipawa were charged to operations during the second quarter of 2008, compared to $1.1 million in the same period of 2007.

Other income totaling $4.6 million in the second quarter of 2008 includes a $4.0 million recovery of takeover defense costs incurred in 2006.

Income and resource taxes for the quarter were $3.3 million compared to $2.5 million in the same period of 2007.  Current and future Quebec mining taxes of $1.7 million were charged to operations in the second quarter of 2008, together with a future federal income tax charge of $1.6 million.  Provincial income taxes have not been applied as Aurizon has unrecognized provincial future income tax assets.

Cash flow from operating activities totalled $19.0 million in the second quarter, compared to $4.7 million in the same period of 2007.  The increase in cash flow was primarily due to a full quarter of commercial production from Casa Berardi, higher realized gold prices and the recovery of corporate takeover defense costs.

Capital expenditures totalled $6.5 million in the second quarter, of which $6.2 million was on sustaining capital at Casa Berardi.  As Casa Berardi was not in commercial production until May 1, 2007, one month’s operating costs and three month’s capital expenditures, totalling $9.1 million, and one month’s gold sales totalling $8.0 million were capitalized in the same period of 2007.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained to fund Casa Berardi’s operations.  These restricted cash balances increased by $15.2 million in the second quarter of 2008 due to cash flow from Casa Berardi operations, net of sustaining capital and interest charges.

Aggregate investing activities resulted in cash outflows of $21.6 million, compared to $5.5 million in the same period of 2007.

Financing activities during the second quarter of 2008 provided net cash inflows of $1.1 million, with the exercise of incentive stock options providing $1.4 million, reduced by a $0.3 million change in long term debt.  In the same period of 2007, financing activities resulted in a net cash inflow of $0.1 million.

FIRST HALF 2008

Net earnings for the six months ended June 30, 2008, were $1.9 million or $0.01 per share, compared to net earnings of $7.6 million or $0.05 cents per share in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $6.6 million, a $3.2 million recovery of corporate takeover costs and foreign exchange gains of $0.9 million, on an after tax basis.  After adjusting for these items, net earnings for the first half were $4.4 million, or $0.03 per share, compared to adjusted net earnings in the same period of 2007 of $1.4 million or $0.01 per share.

Cash flow from operating activities in the first half of 2008 totalled $34.5 million, compared to cash flow of $2.3 million for the same period of 2007.  The comparative results reflect two months of cash flow from Casa Berardi, following commercial production on May 1, 2007.

Investing activities in the first half of 2008 totalled $15.1 million, of which $10.4 million was incurred on capital expenditures, $4.1 million was allocated to restricted cash balances, and $0.5 million was paid as a reassessment of refundable tax credits.   In same period of 2007, investing activities totalled $0.4 million as a result of cash

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2008

inflows provided by the capitalization of four months of pre-commercial net minesite cash flows and the receipt of Quebec mining tax credits; decreased by cash outflows related to capital expenditures and the funding of restricted cash balances.

Financing activities during the first half of 2008 resulted in a net cash outflow of $24.5 million due to a principal debt repayment of $26.7 million on March 31, 2008 reduced by the exercise of incentive stock options totalling $2.3 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $1.1 million due to the capitalization of four months of interest costs associated with the project loan facility, reduced by the exercise of incentive stock options and an increase in the debt facility.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2008, cash and cash equivalents stood at $19.7 million, compared to $24.8 million at the beginning of the year.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $35.9 million, compared to $31.8 million as at December 31, 2007.

Aurizon had working capital of $25.9 million as at June 30, 2008, compared to $31.9 million at the end of 2007.  Included in current liabilities are two principal debt payments due in September 2008 and March 2009 totalling $21.4 million, compared to principal payments of $25.7 million included in current liabilities at the end of 2007.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  This additional principal repayment, together with the scheduled repayment, resulted in a total repayment of $26.7 million on March 31, 2008.  As the additional prepayment was applied in reverse order of maturity, the final principal repayment date changes from September 30, 2010 to March 31, 2010.

The debt facility operating performance benchmarks were achieved during the second quarter of 2008, which will trigger the release of funds from the restricted cash accounts following the next principal repayment date on September 30, 2008. The Company will be required to maintain a restricted cash balance equivalent to the principal and interest payments due in the following six months.

Long term debt at June 30, 2008 totalled $21.9 million of which $20.6 million is project debt, $1.2 million is refundable government assistance and $0.1 million are equipment capital leases.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2008

NON-GAAP MEASURES

a)  CALCULATION OF ADJUSTED NET EARNINGS

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, the recovery of corporate takeover costs, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
(in thousands of Canadian dollars except per share amounts)
Net earnings as reported	5,643	6,985	1,867	7,644
Unrealized loss (gain) on derivative instruments [1]	(1,352)	(6,751)	6,635	(6,277)
Foreign exchange loss (gain) [1]	50	43	(884)	65
Recovery of takeover defense costs [1]	(3,220)	-	(3,220)	-
Adjusted net earnings	1,121	277	4,398	1,432
Adjusted net earnings per share	$0.01	$0.00	$0.03	$0.01

¹ - Net of income taxes

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2008

b)  TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  Total cash costs are calculated in accordance with a standard developed by The Gold Institute.  The Gold Institute ceased operations in 2002; however the standard is the accepted standard for reporting cash costs of production in North America.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three months ended June 30		Six months ended June 30
Total Cash Costs per Ounce	2008	2007[1]	2008	2007[1]
(in thousands of Canadian dollars except per share amounts)
Operating costs	18,120	8,444	34,989	8,444
By-product silver sales	(158)	(84)	(305)	(84)
Total cash costs – Cdn $	17,962	8,360	34,684	8,360
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.00	1.08	1.00	1.08
Divided by ounces of gold sold	41,217	26,000	80,828	26,000
Total cash costs per ounce of gold – US$	436	298	429	298

1  Commercial production achieved on May 1, 2007.

c)  CALCULATION OF OPERATING PROFIT MARGIN PER OUNCE

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the cash costs per ounce from the average realized gold price.  For the quarter ended June 30, 2008, the average realized gold price was $869 less total cash costs of $436 for an operating profit margin of $433, compared to an average realized gold price of $666 less total cash costs of $298 for an operating profit margin of $368 for the same period of 2007.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2008

CASA BERARDI

Casa Berardi produced 36,871 ounces of gold in the second quarter of 2008 and 41,217 ounces were sold at an average price US$869 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 256,145 ounces of gold.

Operations

Summary of Key Operational Statistics
	2008			2007				2006
	H1	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating results
Tonnes milled	323,748	160,054	163,694	154,001	152,025	134,569	104,663	68,481
Grade – grams/tonne	8.19	7.73	8.63	8.14	10.65	10.38	10.14	8.58
Mill recoveries - %	92.7%	92.7%	92.6%	91.8%	92.8%	93.8%	93.8%	93.9%
Gold Production – ozs	78,945	36,871	42,074	37,007	48,305	42,144	32,013	17,731
Gold sold – ounces
Commercial production [1]	80,828	41,217	39,611	44,000	50,000	26,000	-	-
Pre-commercial production	-	-	-	-	-	10,500	30,100	6,882
Gold sold – total	80,828	41,217	39,611	44,000	50,000	36,500	30,100	6,882
Per ounce data – US$
Average realized gold price	$873	$869	$877	$770	$679	$666	$651	$625
Total cash costs [2]	$429	$436	$422	$402	$282	$298	-	-
Amortization [3]	$201	$210	$191	$214	$162	$152	-	-
Total production costs [4]	$630	$646	$613	$616	$444	$450	-	-

Table footnotes:

1

Commercial production achieved May 1, 2007.

2

Cost figures calculated in accordance with a standard developed by the former Gold Institute from the date of achieving commercial production.

3

Depreciation, amortization and accretion expenses.

4

Total cash costs plus depreciation, amortization and accretion expenses.

Ore throughput in the mill during the second quarter of 2008 increased to 160,054 tonnes from 134,569 tonnes in the same period of 2007 as a stable daily production rate of 1,800 tonnes per day was achieved.  An average ore grade of 7.7 grams/tonne was achieved in the second quarter of 2008, lower than the 8.6 grams/tonne grade planned for 2008 due to the mine sequencing of lower grade stopes.  Mill recoveries averaged 92.7%, in the second quarter of 2008.  This compares to ore grades of 10.3 grams/tonne and mill recoveries of 93.8% in the second quarter of 2007.

Total cash costs, on the basis of gold sold, were US$436 per ounce in the second quarter of 2008, 10% higher than plan and higher than the US$298 per ounce costs in the second quarter of 2007 due primarily to lower ore grades.  Unit mining costs in the second quarter of 2008 were $105 per tonne, similar to the $106 per tonne costs in the second quarter of 2007 and lower than the first quarter 2008 costs of $110 per tonne.

Operating profit margin per ounce increased 18% to US$433 per ounce from US$368 per ounce in the second quarter 2007 due to higher realized gold prices.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2008

OTHER PROPERTIES

Joanna Gold Property

In the second quarter, a preliminary assessment report prepared by BBA Inc., based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 metre level, concluded that the project is potentially feasible as a stand alone open-pit mine operation and that additional work should be undertaken to advance the project to the pre-feasibility stage.  The report also provides guidance relating to environmental risks.

A 2008 budget totalling $9.3 million will be invested at Joanna to continue an infill and exploration drill program totalling approximately 44,000 metres with the objective of increasing the mineral resources, transferring the inferred mineral resources to the indicated category, and completing environmental studies, as well as geotechnical and metallurgical test work.

Aurizon expects to receive an updated resource estimate on the Joanna Gold Project in the fourth quarter of 2008, and has appointed BBA Inc. to prepare the pre-feasibility study, which will be initiated upon completion of the updated resource estimate.  Roche Ltd. has been appointed to complete the required environmental studies.  The pre-feasibility study will include the results of the expanded drill program, resource modelling and metallurgical test work.

In the second quarter of 2008, 24,475 metres of surface drilling was completed at Joanna with the objective of confirming results from previous drilling and to extend the lateral extension of the mineralized zones.  Updated drilling results should be released during the third quarter of 2008.

Kipawa Gold/Uranium Property

Fieldwork exploration activity at Kipawa commenced in the second quarter of 2008 following the analysis and interpretation of results from the surface programs performed in 2007, for the purpose of defining drill targets for a program expected to commence in the third quarter of 2008.  Outcrop sampling, mapping, and trenching was conducted during the second quarter of 2008.

OUTLOOK

Based upon first half results and the mine plan for the balance of the year, Casa Berardi remains on target to produce approximately 160,000 – 165,000 ounces of gold at a total cash cost of approximately US$420 per ounce (approximately 5% higher than previous guidance), using a Cdn$/US$ exchange rate at parity.  Cost containment continues to be a challenge as significant cost pressures impact the mining industry.

Sustaining capital costs at Casa Berardi are estimated to total $15.4 million in 2008, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 should total 8,100 metres, including 4,000 metres of ramping; 3,100 metres of drifting; and 1,000 metres of raising.

Aurizon intends to invest over $20 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $10 million will be expensed.  In total, over 115,000 metres of drilling is expected to be completed.

The Company’s financial position at June 30, 2008, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow Aurizon to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

AURIZON MINES LTD.
SECOND QUARTER REPORT

JUNE 30, 2008

Casa Berardi

At Casa Berardi, surface drilling will focus on the extension of the South fault, east of Zone 123-S.

In addition, Lake Shore Gold has completed surface drilling on the adjacent Casa Berardi exploration property in order to fulfill its commitment to incur expenditures of $600,000.  Results are pending.

A three year underground exploration program, initiated in 2007, will continue as follows:

a)

Drilling has commenced from the rehabilitated track drift on the 280 metre level in the area of the Principal Zones and between the two mines where limited surface exploration has been performed to date.  An updated 3D geological model is in progress for the Principal Zones in order to provide an updated mineral resource for the evaluation of open pit and underground mining opportunities.

b)

At the East Mine, a rehabilitation of the underground workings and definition drilling is under review with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves.

c)

An exploration drift is being developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.

Exploration and development related activities totalling $10.2 million will be invested at Casa Berardi in 2008, including $6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

Joanna

Two rigs are currently active on the property, conducting infill drilling within the East block’s existing mineral resource contour and along its lateral extension.  Further results from the current infill drilling program are expected to be released during the third quarter, and will be integrated into an updated mineral resource estimate, which is expected to be completed before year end.  Five holes have been completed recently along the dip extension of the East block to test high grade enrichment below the 500 metre level.

A pre-feasibility study will be initiated upon receipt of an updated mineral resource estimate in the fourth quarter, 2008.  Aurizon expects to complete the pre-feasibility study in the second quarter of 2009.

Kipawa

At Kipawa, exploration activity in the second half of 2008 will include drilling and trenching of the most advanced targets identified in 2007 from the discoveries of gold, uranium and rare earth elements.

O’Brien

In accordance with a letter of intent executed in April 2008 with Radisson Mining Resources Inc., Aurizon has an option to acquire an undivided 50% right, title and interest in the O’Brien/Kewagama Property, which is situated 20 kilometres east of the Joanna project.  Due diligence is currently being conducted, which, if satisfactory, will be followed by development of an exploration program, including surface diamond drilling.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

Outstanding Share Data

As of August 5, 2008, Aurizon had 147,980,798 common shares issued and outstanding.  In addition, 6,595,750 incentive stock options representing 4.5% of outstanding share capital are outstanding that are exercisable into common shares at an average price of $3.67.

Related Party Transactions and Off-balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Summary of Quarterly Results

(in thousands of dollars, except per share data)
	2nd Quarter 2008	1st Quarter 2008	4th Quarter 2007	3rd Quarter 2007	2nd Quarter 2007	1st Quarter 2007	4th Quarter 2006	3rd Quarter 2006
Revenue	$36,299	$35,134	$33,333	$36,092	$18,574	-	-	-
Net Earnings (Loss)	$5,643	($3,776)	($5,901)	$3,787	$6,985	$659	($2,170)	$4,817
Earnings (Loss) per share – basic and diluted	0.04	(0.03)	(0.04)	0.03	0.05	0.00	(0.01)	0.03

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Adoption of International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) recently confirmed January 1, 2011 as the date IFRS will replace Canadian generally accepted accounting principles (Canadian GAAP) for publicly accountable enterprises.  This represents a change in the fundamental principles upon which financial reporting is conducted and requires significant analysis and planning to ensure a proper transition.  The Company is currently assessing the implications of this transition, with emphasis on the impact on financial reporting and potential impacts on day-to-day business. Specifically, we will be examining the impact on our current accounting policies, information technology requirements, changes to internal controls over financial reporting, disclosure procedures, as well as any impact on matters influenced by GAAP measures.  The results of these assessments as well as the key elements of the Company’s implementation plan will be communicated in this year’s annual report.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

The AcSB is currently considering allowing early adoption of IFRS, possibly as soon as the 2009 financial year.  The Company does not anticipate opting for early adoption at this time; however, as the assessment of the transitional implications progresses, a decision on the Company’s eventual transition date to IFRS will be made.

Risks and Uncertainties

There have been no changes in the Company’s risks and uncertainties during the period ended June 30, 2008 from those described in the 2007 annual financial statements of the Company.

Common Shares (TSX – ARZ/AMEX – AZK)
	June 30,	December 31,
	2008	2007

Issued	147,937,298	146,730,948
Fully-diluted	154,576,548	153,336,548
Weighted average	146,994,502	146,501,956

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P. Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com          Email: info@aurizon.com

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

Forward Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets, and other estimates and forecasts related to the Company’s future operations.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are based on assumptions that the Company believes are reasonable.  However, forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate, or that expectations will be achieved and the Company does not assume any obligation to update these forward looking statements.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO U.S. READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

Aurizon Mines Ltd.
Balance Sheet (unaudited)  -  as at

	June 30	December 31
(in thousands of Canadian Dollars)	2008	2007
	$	$
ASSETS CURRENT
Cash and cash equivalents	19,739	24,836
Restricted cash (Note 7(b))	35,896	31,754
Accounts receivable and prepaid expenses	2,942	3,101
Refundable tax credits and mining duties	3,096	3,865
Derivative instrument assets (Note 8)	1,558	2,446
Inventories	8,958	8,153
	72,189	74,155
Derivative instrument assets (Note 8)	2,292	3,417
Other assets (Note 5)	5,309	4,393
Property, plant & equipment	37,894	39,043
Mineral properties	120,473	124,603
TOTAL ASSETS	238,157	245,611
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	14,956	11,576
Derivative instrument liabilities (Note 8)	8,827	4,852
Current portion of long-term debt (Note 7)	22,019	25,796
Current provincial mining taxes payable	497	-
	46,299	42,224
Derivative instrument liabilities (Note 8)	18,049	15,795
Long-term debt (Note 7)	21,879	44,924
Asset retirement obligations	2,690	2,598
Future income tax liabilities	14,278	11,201
TOTAL LIABILITIES	103,195	116,742
SHAREHOLDERS’ EQUITY
Share Capital (Note 6) Common shares issued – 147,937,298 (2007 – 146,730,948)	194,184	190,976
Contributed Surplus	837	837
Stock based compensation	7,080	6,062
Deficit	(67,139)	(69,006)
TOTAL SHAREHOLDERS’ EQUITY	134,962	128,869
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	238,157	245,611

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Andre Falzon,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

Aurizon Mines Ltd.
Statements of Earnings (unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
REVENUE
Mining operations	36,299	18,573	71,433	18,573
EXPENSES
Operating	18,120	8,444	34,989	8,444
Depreciation, depletion and accretion	8,661	4,423	16,211	4,428
Administrative and general	3,313	3,271	5,828	4,533
Exploration	2,906	1,049	5,231	2,229
Unrealized derivative (gains) losses (Note 8)	(1,680)	(8,669)	8,242	(8,060)
Interest on long-term debt	618	823	1,765	822
Foreign exchange loss (gain)	62	55	(1,098)	84
Capital taxes	(99)	212	126	425
Other income (Note 9)	(4,552)	(532)	(5,302)	(970)
	27,349	9,076	65,992	11,935
Earnings for the period before income taxes	8,950	9,497	5,441	6,638
Current provincial mining taxes	(497)	-	(497)	-
Future income tax expense relating to mining duties	(1,181)	-	(1,942)	-
Future income tax recovery (expense)	(1,629)	(2,512)	(1,135)	1,006
Net earnings and other comprehensive income for the period	5,643	6,985	1,867	7,644
Earnings per share – basic and diluted	0.04	0.05	0.01	0.05
Weighted average number of common shares outstanding (thousands)	147,712	146,464	147,412	146,399

Aurizon Mines Ltd.

Statements of Deficit (unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
Deficit – Beginning of period as previously reported	(72,782)	(73,876)	(69,006)	(72,244)
Adoption of financial instrument accounting standards	-	-	-	(2,291)
Deficit – as adjusted	(72,782)	(73,876)	(69,006)	(74,535)
Net earnings for the period	5,643	6,985	1,867	7,644
Deficit – end of period	(67,139)	(66,891)	(67,139)	(66,891)

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

Aurizon Mines Ltd.

Statements of Cash Flow  (unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings for the period	5,643	6,985	1,867	7,644
Adjustments for non-cash items:
Depreciation, depletion, and accretion	8,661	4,404	16,211	4,428
Refundable tax credits	(533)	(549)	(915)	(986)
Loss (gain) on sale of property, plant and equipment	-	1	(11)	27
Stock based compensation	1,532	2,023	1,893	2,023
Unrealized non-hedge derivative (gains) losses	(1,680)	(8,669)	8,242	(8,060)
Future income tax expense relating to mining duties	1,181	-	1,942	-
Future income tax expense (recovery )	1,629	2,512	1,135	(1,006)
	16,433	6,707	30,364	4,070
Decrease (increase) in non-cash working capital items	2,526	(1,994)	4,161	(1,744)
	18,959	4,713	34,525	2,326
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(1,740)	(1,123)	(3,287)	(2,079)
Mineral properties	(4,718)	(8,013)	(7,110)	(23,322)
Restricted cash funding	(15,169)	(4,450)	(4,142)	(8,649)
Deferred gold sales	-	8,111	-	31,162
Refundable tax credits & mining duties	-	-	(534)	2,463
	(21,627)	(5,475)	(15,073)	(425)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of shares	1,406	290	2,332	352
Long-term debt	(349)	179	(26,881)	190
Deferred interest costs	-	(404)	-	(1,613)
	1,057	65	(24,549)	(1,071)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,611)	(697)	(5,097)	830
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	21,350	10,992	24,836	9,465
CASH AND CASH EQUIVALENTS - END OF PERIOD	19,739	10,295	19,739	10,295

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

Notes to Financial Statements (unaudited)
(all figures in Canadian dollars unless otherwise stated)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2007.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.

Adoption of new accounting standards

a)

Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued handbook section 3031 – Inventories to replace existing section 3030.  This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories.  The Company’s financial statements are not impacted by the application of section 3031.

b)

Financial Instruments Disclosures Section 3862 / Financial Instruments Presentation Section 3863

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company began application of these sections effective January 1, 2008. The adoption of these new accounting standards do not impact the amounts reported in the Company’s consolidated financial statements as the additional guidance relates solely to disclosure.

3.

Financial Instruments

The Company examines the risks to which its financial instruments are exposed and assesses the likelihood and impact of these risks.  These financial risks include interest rate risk, credit risk, currency risk, and liquidity risk.

a)    Interest rate risk

The Company’s cash, restricted cash and cash equivalents bear interest at fixed rates and have maturities of 90 days or less.  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Long-term debt bears interest at a variable rate and matures as described in Note 7(b), and as such the Company does not bear any interest rate risk other than market risk.  The weighted average interest rate paid by the Company during the second quarter on its outstanding debt was 5.84%.  A sensitivity analysis has determined that an interest rate fluctuation of 100 basis points, or 1%, would have resulted in a $0.1 million fluctuation in the interest expense for the quarter.  For the first half of the year, the weighted average interest rate paid by the Company was 6.33%.  A fluctuation of 100 basis points, or 1%, in the interest rates would have resulted in a $0.3 million fluctuation in the year-to-date interest expense.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

3.

Financial Instruments (continued)

b)    Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The Company sells gold and silver via bullion traders and as such, does not incur a credit risk related to receivables on sales.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with counterparties that are rated A+ or better as determined by the most recent S&P credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 79% of the contracts.  Our foreign exchange contracts are held with three counterparties, each holding equal portions thereof.  There are no margin calls with respect to these derivative positions.

Overall, the Company does not consider its exposure to credit risk to be significant, and believes that this risk has not significantly changed over the past twelve months.

c)    Foreign currency risk

The Company has implemented a foreign currency program as a result of the project debt agreement signed in 2006 (Note 7).  This program allows the Company to purchase Canadian dollars at predetermined exchange rates varying between 1.11 and 1.13 (Canadian dollars per U.S. dollar).

A sensitivity analysis has determined that a fluctuation of 10% in the foreign exchange rate would have affected cash flows by $3.6 million in the second quarter of 2008.  For the first half of 2008, the total impact of a 10% fluctuation in the foreign exchange rate would have affected cash flows by $6.2 million.

d)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial commitments as they become due.  The Company manages its liquidity risk by following a rigorous budgeting process to help determine the funds required to meet its operational and expansion plans.  Moreover, the Company ensures there is sufficient working capital and available credit facilities to meet its ongoing current obligations.

A sensitivity analysis has determined that a 10% increase in the average realized price of gold for the second quarter would have increased cash inflows by $2.0 million, while a 10% decrease in the realized price of gold would have negatively affected cash flows by $3.3 million.  For the first half of 2008, a 10% increase in the average realized price of gold for the second quarter would have increased cash inflows by $4.0 million, while a 10% decrease in the realized price of gold would have negatively affected cash flows by $6.2 million.

The Company does not consider that liquidity risk has significantly changed in the past twelve months.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

4.

Management of capital risk

The Company’s objectives concerning capital management are to ensure that it will be able to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Management of capital risk consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of debt (Note 7), and equity components consisting of capital stock and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, utilize its current available project debt facility, or enter into new debt arrangements.  The Company expects its existing capital resources will be sufficient to sustain its operations and exploration projects over the next twelve months.

5.

Other assets

(in thousands)	June 30, 2008	December 31, 2007
	$	$

Mining duties receivable	5,076	4,160
Reclamation deposits	233	233
Total other assets	5,309	4,393

6.

Share Capital

a)

Authorized:

Unlimited number of common shares without par value, and unlimited number of preferred shares without par value.

b)

Issued and fully paid:

Common Shares	Shares	Amount
(in thousands)		$
Balance – December 31, 2007	146,731	190,976
Exercise of stock options	475	926
Fair value of options exercised	-	361
Balance – March 31, 2008	147,206	192,263
Exercise of stock options	731	1,406
Fair value of options exercised	-	515
Balance – June 30, 2008	147,937	194,184

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

6.

Share Capital (continued)

c)

Incentive Stock Options

i) During the month of May 2008, incentive stock options were granted to officers, directors and employees to purchase up to 1,240,000 shares at an exercise price of $5.02 per share.  The fair value of the options granted was estimated as $1.98 per share option on the date of grant based on the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected volatility	44.25%
Risk-free interest rate	3.19%
Expected lives	4.2 Years
Dividend yield	Nil

Accordingly, the Company recorded a stock based compensation expense of $1.2 million relating to the options that vest immediately.  A further stock based compensation expense of $1.2 million will be charged to operations over the three year vesting period of these options.

ii) The status of stock options granted to officers, directors and employees as at June 30, 2008 and the changes during the period ended is presented below:

(in thousands)	Number of Options	Weighted-average exercise price
Outstanding – December 31, 2007	6,606	$3.09
Exercised	(475)	$1.95
Outstanding – March 31, 2008	6,131	$3.18
Exercised	(731)	$1.92
Granted	1,240	$5.02
Outstanding – June 30, 2008	6,640	$3.66
Vested and exercisable as at June 30, 2008	5,333	$3.59

e)

Accumulated Other Comprehensive Income

As at June 30, 2008, the Company’s accumulated other comprehensive income balance was nil.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

7.

Long-term Debt

(in thousands)	June 30, 2008	December 31, 2007
	$	$
Casa Berardi loan facility (a)	41,987	68,838
Capital lease obligations	182	213
Reimbursable government assistance	1,729	1,669
	43,898	70,720
Less current portions:
Casa Berardi loan facility	(21,375)	(25,725)
Capital lease obligations	(77)	(71)
Reimbursable government assistance	(567)	-
	(22,019)	(25,796)
Long-term debt	21,879	44,924

a)

Casa Berardi loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with repayments beginning September 30, 2007.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margins on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  The loan may be repaid at any time without penalty.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  This additional principal repayment, together with the scheduled repayment, resulted in a principal debt repayment of $26.7 million on March 31, 2008.   The additional principal repayment was applied in reverse order of maturity, resulting in the final repayment changing from September 30, 2010 to March 31, 2010.

The debt facility operating performance benchmarks were achieved during the second quarter of 2008 (Note 7(c)).   Accordingly, effective August 1, 2008, the interest margins on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.

Two principal repayments are due within twelve months of the date of these financial statements: 17.9% of the principal originally borrowed is due on September 30, 2008, and 11.2% of the principal originally borrowed is due on March 31, 2009.  Accordingly, $21.4 million is reflected as a current portion of the outstanding debt.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

7.

Long-term Debt (continued)

b)

Restricted cash

As at June 30, 2008, in accordance with the terms of the $75 million project loan facility, $35.9 million was held in restricted accounts to be used to fund Casa Berardi project costs and service the project debt.  The debt facility operating performance benchmarks were achieved during the second quarter of 2008, which will trigger the release of funds from the restricted cash accounts following the next principal repayment date on September 30, 2008. The Company will be required to maintain a restricted cash balance equivalent to the principal and interest payments due in the following six months.

8.

Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at June 30, 2008 were as follows:

	2008	2009	2010	Total
Gold
US$500 put options purchased - ounces:	39,078	84,842	65,814	189,734

Call options sold - ounces	39,078	84,842	65,814	189,734
Average call price per ounce	US$856	US$882	US$908	US$886
Canadian – U.S. dollars
Forward sales contracts–Cdn$ thousands	$10,500	$16,800	$18,600	$45,900
Average exchange rate – Cdn$/US$	1.13	1.12	1.11	1.12

As at June 30, 2008, the unrealized mark-to-market loss of the non-hedged gold derivative positions totalled $26.9 million and the non-hedged currency derivative position had an unrealized mark-to-market gain of $3.9 million, for a net unrealized derivative loss of $23 million.  The current portion of these losses and gains for the derivative instruments expiring within one year are $8.8 million and $1.6 million, respectively.  Year-to-date net losses of $8.2 million have been charged to operations.  There are no margin requirements with respect to these derivative positions.

During the three months ended June 30, 2008, 21,117 ounces of gold put options expired and 18,717 ounces of gold call options were exercised at an average price of US$839 per ounce.

During the first half of the year, a total of 38,228 ounces of gold put options expired and 35,828 ounces of gold call options were exercised at an average price of US$836.  In addition, $10.5 million of currency forward contracts matured in March 2008 at an average Cdn/US exchange rate of 1.129.

b)

Contractual obligations

As at June 30, 2008, the Company has contractual obligations in respect of operations, development and restoration activities at Casa Berardi totalling $1.1 million, which are due within the next twelve months, of which $0.4 million is due in 2008.

AURIZON MINES LTD.
SECOND QUARTER REPORT
JUNE 30, 2008

9.

Other income

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian Dollars)	2008	2007	2008	2007
	$	$	$	$
Recovery of takeover defense costs	4,000	-	4,000	-
Royalty income	150	148	306	278
Interest income	402	385	985	719
Gain (loss) on sale of property, plant and equipment	-	(1)	11	(27)
Other income	4,552	532	5,302	970